

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 22, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Sasol Financing USA LLC, guaranteed by Sasol Limited, under the Exchange Act of 1934:

- 4.375% Notes due 2026

- 5.500% Notes due 2031

Sincerely,